LAKE SHORE GOLD CORP.
Suite 1650 – 701 West Georgia Street
Vancouver, BC, Canada, V7Y 1C6

SUPPL

RECEIVED

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
May 8, 2006

NOTICE IS HEREBY GIVEN that the Annual and Special Meeting of Shareholders (the "Meeting") of Lake Shore Gold Corp. (the "Company") will be held at the Four Seasons Hotel, 791 West Georgia Street, Vancouver, British Columbia, on Monday May 8, 2006 at 10:30 a.m. for the following purposes, as more fully set forth in the Management Information Circular accompanying this Notice.

At the Meeting, shareholders will be asked to:

1. receive the Report to Shareholders, the Audited Consolidated Financial Statements of the Company for the fiscal year ended December 31, 2005 and the Auditors' Report thereon;

2. set the number of directors at eight and elect directors for the ensuing year;

3. appoint auditors for the Company and authorize the directors to fix the auditors' remuneration;

4. consider and, if thought advisable, approve the adoption of the Company's Evergreen Stock Option Plan (2006);

5. consider and, if thought advisable, approve the adoption of a Shareholder Rights Plan; and

6. transact such other business as may properly come before the Meeting or any adjournment thereof.

The Report to Shareholders, Audited Consolidated Financial Statements and Auditors' Report are included in the Company's Annual Report accompanying this Notice.

The Directors have fixed the close of business on March 21, 2006 as the record date for determination of shareholders entitled to notice of and the right to vote at the Meeting, either in person or by proxy, in accordance with and subject to the provisions of the *Business Corporations Act (British Columbia).*

BY ORDER OF THE BOARD OF DIRECTORS

PROCESSED

MAY 23 2006

Ma
Var

06013622

Thomas W. Beattie
Vice President, Corporate Development

THOMSON
FINANCIAL

The Board of Directors encourages each shareholder to attend the Meeting in person. **WHETHER OR NOT YOU EXPECT TO ATTEND, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ENVELOPE PROVIDED FOR THAT PURPOSE.** If you attend the Meeting, the delivery of your proxy will not prevent you from voting in person. To be effective, proxies must be received by the Company's transfer agent, Computershare Investor Services Inc., 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1, facsimile within North America: 1-866-249-7775 - outside North America: +(416) 263-9524, at least 48 hours (excluding Saturdays, Sundays and statutory holidays) before the commencement of the Meeting. The Chairman of the Meeting has the discretion to accept proxies filed less than 48 hours before the commencement of the Meeting. Beneficial shareholders who receive a proxy through an intermediary must deliver the proxy in accordance with the instructions given by such intermediary.

LAKE SHORE GOLD CORP.

MANAGEMENT INFORMATION CIRCULAR

THIS INFORMATION CIRCULAR CONTAINS INFORMATION AS AT MARCH 21, 2006

PERSONS MAKING THIS SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of Proxies by the management (the "Management") of Lake Shore Gold Corp. (the "Company" or "Lake Shore") for use at the Annual and Special Meeting (the "Meeting") of shareholders of the Company to be held at the time and place and for the purposes set forth in the accompanying Notice of Meeting, and at any adjournment thereof. It is expected that the solicitation will be primarily by mail. Proxies may also be solicited personally by employees of the Company. The cost of solicitation will be borne by the Company.

GENERAL PROXY INFORMATION

APPOINTMENT OF PROXYHOLDER

The purpose of a proxy is to designate persons who will vote the proxy on a Shareholder's behalf in accordance with the instructions given by the Shareholder in the proxy. The persons whose names are printed in the enclosed form of proxy are officers or Directors of Lake Shore (the "**Management Proxyholders**").

A Shareholder has the right to appoint a person other than a Management Proxyholder, to represent the Shareholder at the Meeting by striking out the names of the Management Proxyholders and by inserting the desired person's name in the blank space provided or by executing a proxy in a form similar to the enclosed form. A proxyholder need not be a Shareholder.

VOTING BY PROXY

Only registered Shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Shares represented by a properly executed proxy will be voted or be withheld from voting on each matter referred to in the Notice of Meeting in accordance with the instructions of the Shareholder on any ballot that may be called for and if the Shareholder specifies a choice with respect to any matter to be acted upon, the shares will be voted accordingly.

If a Shareholder does not specify a choice and the Shareholder has appointed one of the Management Proxyholders as proxyholder, the Management Proxyholder will vote in favour of the matters specified in the Notice of Meeting and in favour of all other matters proposed by management at the Meeting.

The enclosed form of proxy also gives discretionary authority to the person named therein as proxyholder with respect to amendments or variations to matters identified in the Notice of the Meeting and with respect to other matters which may properly come before the Meeting. At the date of this Information Circular, management of Lake Shore knows of no such amendments, variations or other matters to come before the Meeting.

COMPLETION AND RETURN OF PROXY

Completed forms of proxy must be deposited at the office of Lake Shore's registrar and transfer

agent, Computershare Investor Services Inc. by mail at 9th Floor – 100 University Avenue, Toronto, ON M5J 2Y1 or by fax (866) 249-7775, not later than forty-eight (48) hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting, unless the chairman of the Meeting elects to exercise his discretion to accept proxies received subsequently.

NON-REGISTERED HOLDERS

Only Shareholders whose names appear on the records of Lake Shore as the registered holders of shares or duly appointed proxyholders are permitted to vote at the Meeting. Most Shareholders of Lake Shore are "non-registered" Shareholders because the Shares they own are not registered in this names but instead registered in the name of a nominee such as a brokerage firm through which they purchased the Shares; bank, trust company, trustee or administrator of self-administered RRSP's, RRIF's, RESP's and similar plans; or clearing agency such as The Canadian Depository for Securities Limited (a "**Nominee**"). If you purchased your shares through a broker, you are likely an unregistered holder.

In accordance with securities regulatory policy, Lake Shore has distributed copies of the Meeting materials, being the Notice of Meeting, this Information Circular and the Proxy, to the Nominees for distribution to non-registered holders.

Nominees are required to forward the Meeting materials to non-registered holders to seek their voting instructions in advance of the Meeting. Shares held by Nominees can only be voted in accordance with the instructions of the non-registered holder. The Nominees often have their own form of proxy, mailing procedures and provide their own return instructions. If you wish to vote by proxy, you should carefully follow the instructions from the Nominee in order that your Shares are voted at the Meeting. If you, as a non-registered holder, wish to vote at the Meeting in person, you should appoint yourself as proxyholder by writing your name in the space provided on the request for voting instructions or proxy provided by the Nominee and return the form to the Nominee in the envelope provided. Do not complete the voting section of the form as your vote will be taken at the Meeting.

In addition, Canadian securities legislation now permits Lake Shore to forward meeting materials directly to "non objecting beneficial owners". If Lake Shore or its agent has sent these materials directly to you (instead of through a Nominee), your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the Nominee holding on your behalf. By choosing to send these materials to you directly, Lake Shore (and not the Nominee holding on your behalf) has assumed responsibility for (i) delivering these materials to you and (ii) executing your proper voting instructions.

REVOCABILITY OF PROXY

Any registered Shareholder who has returned a proxy may revoke it at any time before it has been exercised. In addition to revocation in any other manner permitted by law, a registered Shareholder, his attorney authorized in writing or, if the registered Shareholder is a corporation, a corporation under its corporate seal or by an officer or attorney thereof duly authorized, may revoke a proxy by instrument in writing, including a proxy bearing a later date. The instrument revoking the proxy must be deposited at the registered office of Lake Shore, at any time up to and including the last business day preceding the date of the Meeting, or any adjournment thereof, or with the chairman of the Meeting on the day of the Meeting. **Only registered Shareholders have the right to revoke a proxy. Non-Registered Holders who wish to change their vote must, at least 7 days before the Meeting, arrange for their respective Nominees to revoke the proxy on their behalf.**

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

None of the directors or executive officers of the Company, nor any person who has held such a

position since the beginning of the last completed financial year of the Company, nor any proposed nominee for election as a director of the Company, nor any associate or affiliate of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting other than the election of directors, the appointment of auditors, and the approval of the rolling maximum stock option plan (see "Approval of Adoption of New Stock Option Plan").

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Company has only one class of shares entitled to be voted at the Meeting, namely, common shares without par value. All issued shares are entitled to be voted at meetings of shareholders and each has one non-cumulative vote. There are 93,061,521 common shares issued and outstanding. Only those shareholders of record on March 21, 2006 will be entitled to vote at the Meeting or any adjournment thereof. Unless stated otherwise, all matters presented to the Meeting require approval by a simple majority of the votes cast at the Meeting.

To the knowledge of the directors and executive officers of the Company, only the following persons or companies beneficially own, directly or indirectly, or exercise control or direction over shares carrying 10% or more of the voting rights attached to all outstanding shares of the Company which have the right to vote in all circumstances:

Name	Number of Shares	Percentage of Outstanding Shares
FNX Mining Company Inc. (1)	13,300,000	14.29%

(1) FNX Mining Company Inc. is a publicly traded company, the shares of which trade on The Toronto Stock Exchange.

ELECTION OF DIRECTORS

The Management proposes to nominate the persons named in the following table for election as directors of the Company. Each director elected will hold office until the next Annual Meeting or until his successor is duly elected or appointed, unless his office is earlier vacated in accordance with the Articles of the Company or he becomes disqualified to act as a director.

The following information concerning the proposed nominees, all of whom are ordinarily resident in Canada, except for Michael D. Winn who is ordinarily resident in the United States of America, has been furnished by each of them:

Name	Director Since(1)	Present Principal Occupation, Business or Employment (2)	Shares Owned (3)	Stock Options held
ALAN C. MOON(4)(5)(7) Calgary, AB	2005	Chair and Director of the Company; President of Crescent Enterprises Inc. (a private corporate consulting company), independent businessman and corporate director.	148,700	165,000
DANIEL G. INNES Vancouver, BC	2003	Director of the Company; Director & VP Exploration of Southwestern Resources Corp.; Director of FNX Mining Company (all public mineral exploration companies); President, D.G. Innes & Associates Ltd. (private consulting company).	147,400	1,065,000
BRIAN R. BOOTH(6) Sudbury, ON	2005	President, CEO and Director of the Company; President, Booth and Associates Inc. (private consulting company).	18,500	600,000
MICHAEL D. WINN (4)(5)(7) Laguna Beach, CA	2002	President, Terrasearch Inc. (financial consulting company).	150,000	265,000
MURRAY A. GORDON(4)(5)(7) North Vancouver, BC	2004	Director of the Company and Superior Diamonds Inc. (public mineral exploration company); retired during the period December 2000 to March 2004.	Nil	165,000
K. SETHU RAMAN(6) Toronto, ON	2004	Director of the Company; Director of Altai Resources Inc.; President & CEO of Holmer Gold Mines from 1986 until its acquisition in December 2004 by Lake Shore.	1,208,593	581,666

Name	Director Since[(1)]	Present Principal Occupation, Business or Employment [(2)]	Shares Owned [(3)]	Stock Options Held
EDWARD J. SVOBODA Toronto, ON	2004	Director of the Company, Vice President, Benamas Services Group (provider of income tax and accounting services). Director, Chief Financial Officer and Corporate Secretary of Holmer Gold Mines until its acquisition in December 2004 by Lake Shore.	724,667	381,667
A. TERRANCE MacGIBBON[(6)] Toronto, ON	2005	Director of the Company; President & CEO of FNX Mining Company (public mining company).	nil	115,000

(1) Term of office expires at the next annual meeting of shareholders, scheduled to be held on May 8, 2006.
(2) Includes present and past principal occupations, business or employment for preceding five years unless the proposed director is now a director and was elected to the present term of office by a vote of securityholders at a meeting, the notice of which was accompanied by an information circular.
(3) The approximate number of voting shares of the Company beneficially owned, directly or indirectly, or over which control or direction is exercised by each proposed director as at March 21, 2006.
(4) Member of the Audit Committee.
(5) Member of the Compensation Committee.
(6) Member of the Environment and Safety Committee.
(7) Member of the Corporate Governance and Nominating Committee.

STATEMENT OF EXECUTIVE COMPENSATION

The purpose of this Statement of Executive Compensation is to provide disclosure of all compensation earned by certain executive officers and directors in connection with office or employment by the Company.

Compensation Summary

This table sets out all compensation paid during the previous three financial years to the Company's Chief Executive Officer and Chief Financial Officer as well as each of the Company's three most highly compensated executive officers other than the Chief Executive Officer who were serving as executive officers at the end of the most recently completed financial year and whose total annual compensation exceeds $150,000 (collectively the "Named Executive Officers"):

SUMMARY COMPENSATION TABLE – NAMED EXECUTIVE OFFICERS

		Annual Compensation			Long-Term Compensation [(1)(2)]			
					Awards		Payouts	
Name & Principal Position	Year	Salary ($)	Performance Bonus ($)	Other Annual Compensation ($)	Securities Under Options/ SARs Granted (#)	Shares or Units Subject to Resale Restrictions ($)	LTIP Payouts ($)	All Other Compensation ($)
Brian R. Booth[(3)] President & CEO	2005 2004 2003	nil n/a n/a	nil n/a n/a	138,838[(4)] n/a n/a	700,000 n/a n/a	nil n/a n/a	nil n/a n/a	nil n/a n/a
Daniel G. Innes[(5)] Former President & CEO	2005 2004 2003	nil nil nil	nil 30,000 nil	82,000[(6)] 60,000[(6)] 78,750[(6)]	40,000 125,000 nil	nil nil nil	nil nil nil	nil nil nil
Parkash K. Athwal CFO	2005 2004 2003	nil nil nil	nil nil nil	27,225[(7)] nil nil	340,000 nil 50,000	nil nil nil	nil nil nil	nil nil nil

(1) The Company did not grant any Stock Appreciation Rights ("SAR"). SAR means a right, granted by the Company as compensation for employment services or office, to receive cash or an issue or transfer of securities based wholly or in part on changes in the trading price of publicly traded securities.

(2) The Company did not have any Long-Term Incentive Plans ("LTIP"). LTIP means any plan providing compensation intended to motivate performance over a period greater than one financial year. LTIP's do not include option plans, SAR plans or plans for compensation through shares or units that are subject to restrictions on resale.
(3) Director, President & CEO of the Company since February 16, 2005.
(4) Paid to B.R. Booth and Associates Inc., a private consulting company controlled by Mr. Booth.
(5) Member of the Board of Directors and President & CEO of the Company from January 14, 2003 to February 16, 2005.
(6) Paid to D.G. Innes & Associates Ltd., a private consulting company controlled by Mr. Innes.
(7) Paid to PKA Financial Management Inc., a private consulting company controlled by Ms. Athwal.

Options and SARs

The Board of Directors of the Company established and shareholders approved an incentive stock option plan (the "Plan"). The purpose of the Plan is to attract and motivate directors, officers and employees of, and service providers to, the Company and thereby advance the Company's interests by affording such persons with an opportunity to acquire an equity interest in the Company through stock options. All options are subject to a vesting schedule.

The following table discloses the particulars of options to purchase common shares or stock appreciation rights ("SARs") granted by the Company during the preceding financial year to the Named Executive Officers:

OPTION/SAR [(1)] GRANTS TO NAMED EXECUTIVE OFFICERS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR

Name	Securities Under Options Granted (#)	% of Total Options Granted to Optionees in Financial Year	Exercise Or Base Price ($/Security)	Market Value on the Date of Grant ($/Security)[(2)]	Expiration Date
Brian R. Booth	500,000	11.94%	$0.80	$0.80	January 27, 2010
	100,000	2.38%	$0.77	$0.74	April 13, 2010
	100,000	2.38%	$2.09	$2.16	December 21, 2010
Daniel G. Innes	300,000	7.16%	$0.77	$0.74	April 13, 2010
	40,000	0.95%	$2.09	$2.16	December 21, 2010
Parkash K. Athwal	300,000	7.16%	$0.77	$0.74	April 13, 2010
	40,000	0.95%	$2.09	$2.16	December 21, 2010

(1) No SARs were granted.
(2) Closing price of securities underlying Options on the date of grant.

The following table discloses the particulars of stock options of the Company exercised during the last financial year by the Named Executive Officers:

OPTION/SAR [(1)] EXERCISES BY NAMED EXECUTIVE OFFICERS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR-END OPTION/SAR VALUES

Name	Securities Acquired On Exercise (#)	Aggregate Value Realized [(2)] ($)	Unexercised Options at December 31, 2005 (#) Exercisable/Unexercisable	Value of Unexercised In the Money Options At December 31, 2005[(3)] ($) Exercisable/Unexercisable
Brian R. Booth	100,000	$118,000	425,000/175,000	645,250/227,750
Daniel G. Innes	nil	nil	932,000/20,000	2,033,100/7,600
Parkash K. Athwal	nil	nil	520,000/20,000	923,100/7,600

(1) As no SARs were granted, no SARs were exercised.
(2) Aggregate value realized is the product of the number of shares acquired multiplied by the difference between the opening market price on the day of exercise and the exercise price, notwithstanding that the Named Executive Officer may not have sold such shares or may have sold such shares at different prices.
(3) Value is the product of the number of shares multiplied by the difference between the closing market price of $2.47 on December 31, 2005 and the exercise price.

Options and SARs Repricings

None of the options granted by the Company were repriced during the most recently completed financial year. The Company has never granted any SARs.

Pension, Defined Benefit or Actuarial Plans

The Company does not have any pension, defined benefit or actuarial plans.

Termination of Employment, Change in Responsibility and Employment and Management Contracts

The Company has entered into consulting contracts with a company controlled by each of the Named Executive Officers, and the compensation paid pursuant to those contracts is disclosed under the section titled "Statement of Executive Compensation - Summary Compensation Table".

The Company has also entered into a contract with each the Named Executive Officers whereby, in the event that the officer or director ceases to be an officer or director of the Company within a year of the date on which control of the Company changes, the Company will pay the following amounts: Brian R. Booth, $420,000, Daniel G. Innes, $300,000 and Parkash K. Athwal, $150,000. The contracts provide that payment of such compensation is not triggered simply by voluntary resignation or termination for cause.

Composition of the Compensation Committee and Report on Executive Compensation

The Board of Directors has established a Compensation Committee consisting of three independent directors of the Company: Michael D. Winn, Alan C. Moon and Murray A. Gordon. The Compensation Committee's Report on Executive Compensation, presented to and accepted by the Board of Directors, is as follows:

Report on Executive Compensation

The Compensation Committee has prepared this report on executive compensation. The Committee is responsible for making recommendations to the Board with respect to the compensation of the executives officers of the Company as well as with respect to the Company's stock option plan. The Committee also assumes responsibility for reviewing and monitoring the long-range compensation strategy for the senior management of the Company.

In compensating its executive officers, the Company has employed a combination of base compensation and equity participation through its stock option plan. In addition, the Company may from time to time award some of the executive officers or companies controlled by executive officers performance bonuses for the year. The Company does not offer securities purchase programs, shares or units that are subject to restrictions on resale or other incentive plans, and, except for stock options, focuses on annual, rather than long-term, compensation.

<u>Base Compensation</u>

In the Committee's view, paying base compensation that is competitive in the markets in which the Company operates is a first step to attracting and retaining talented, qualified and effective executives. The Committee has set rates for the CEO's base compensation that are competitive to those paid by mining and mineral exploration companies that also graduated from the TSX Venture Exchange to the Toronto Stock Exchange during 2005, similar to the Company. Because the Company is still at an exploration stage, the CEO's base compensation was placed

at the lower level in the competitor group. In recommending the compensation for the remaining executive officers and the Board, the Committee reviews the CEO's base compensation and compensation paid to equivalent executive officers within the industry.

Equity Participation

The Company believes that encouraging its executive officers and employees to become shareholders is the best way of aligning their interests with those of its shareholders. Equity participation is accomplished through the Company's stock option plan. Stock options are granted to executive officers taking into account a number of factors, including the amount and terms of options previously granted, base compensation and performance bonuses and competitive factors. In 2005 the Board granted to all optionees options to purchase a total of 4,185,000 shares, which represented 5.09% of the outstanding shares of the Company at year-end.

Performance bonuses

No performance bonuses were awarded in 2005.

Company's Performance

Executive compensation is related to the Company's performance in the form of performance bonuses awarded. It is difficult in the mineral exploration industry, where concepts such as earnings per share or 'profitability' are inapplicable, to quantitatively measure the Company's performance. However, it is possible to apply qualitative metrics to this process, and the Company measures its performance by such items as:

- development of successful exploration prospects;
- the ability of the Company to recruit and attract professionals who are recognized as leaders within their sector;
- levels of employee satisfaction and retention;
- confidence of the investment community in the Company;
- investor confidence demonstrated by participation in the Company's private placement financings;
- voting results from shareholder meetings; and
- absence of negative dealings with regulatory agencies.

CEO Compensation

The components of the CEO's compensation are the same as those that apply to all of the Company's executive officers, namely base compensation, performance bonuses and long-term incentives in the form of stock options. In establishing the CEO's compensation, the Board reviews salaries paid to other executive officers in the Company, salaries paid to other CEO's within the industry and the CEO's contribution to the affairs of the Company.

Performance Graph

The following graph compares the yearly percentage change in the Company's cumulative total shareholder return on its common shares (being the percentage increase (or decrease) in the trading price of its common shares on a yearly basis based on an investment in the Company's shares on December 31, 2000 with the cumulative total shareholder return of the S&P/TSX Composite Index and S&P/TSX Capped Gold Index assuming reinvestment of dividends. For comparison purposes it is assumed that $100 had been invested in the Company's shares and in the securities contained in

such index on December 31, 2000 and compounded annually thereafter. The common shares of the Company were previously listed for trading on the TSX Venture Exchange and commenced trading on the Toronto Stock Exchange on November 15, 2005.



Company
S&P/TSX Composite Index
S&P/TSX Capped Gold Index
$300
$275
$250
$225
$200
$175
$150
$125
$100
$75
$50
$25
$0
Dec.31,2000
Dec.31,2001
Dec.31,2002
Dec.31,2003
Dec.31,2004
Dec.31,2005

S&P/TSX:						
-Composite Index	100.00	116.94	147.52	189.39	213.02	259.69
-Capped Gold Index	100.00	132.90	189.44	215.22	195.86	237.79
Company Index	100.00	10.00	79.16	120.83	83.33	205.83

Compensation of Directors

In 2005 the independent directors of the Company were each paid as follows: Alan C. Moon (Chair) $12,000, K. Sethu Raman $6,000, Edward J. Svoboda $6,000, Michael D. Winn $6,000, Murray A. Gordon $6,000 and A. Terrance MacGibbon $2,250. In addition, stock options to purchase shares of the Company are granted to the Company's directors from time to time.

INDEBTEDNESS OF DIRECTORS AND OFFICERS

None of the current or former directors, employees or executive officers of the Company, none of the proposed directors of the Company and none of the associates of such persons is or has been indebted to the Company at any time since the beginning of the Company's last completed financial year. Furthermore, none of such persons were indebted to a third party during such period where their indebtedness was the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company.

MANAGEMENT CONTRACTS

Management services for the Company are not, to any substantial degree, performed by persons other than the executive officers of the Company. Certain executive officers provide these services pursuant to consulting agreements (also see "Statement of Executive Compensation – Termination of Employment, Change in Responsibilities and Employment and Management Contracts").

APPOINTMENT OF AUDITORS

The persons named in the enclosed Proxy will vote for the appointment of Deloitte & Touche LLP, Chartered Accountants, of Suite 2800, 1055 Dunsmuir Street, Vancouver, British Columbia, as auditors for the Company to hold office until the next Annual Meeting of the shareholders, at a

remuneration to be fixed by the directors. Deloitte & Touche were initially appointed auditors of the Company in 1992.

CORPORATE GOVERNANCE DISCLOSURE

The following Corporate Governance Disclosure meets the requirements of National Policy 58-201 Corporate Governance Guidelines Toronto Stockas well as National Instrument 58-101, Disclosure of Corporate Governance Practices, applicable to issuers whose securities are listed on the Toronto Stock Exchange.

Form 58-101F1 Corporate Governance Disclosure

1. Board of Directors –

a. The following directors are unrelated in that they are independent of management and free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act with the best interests of the Company, other than interests and relationships arising from shareholding: Alan C. Moon, Michael D. Winn, Murray A. Gordon, K. Sethu Raman, Edward J. Svobova and A. Terrance MacGibbon.

Alan C. Moon (Chair of the Board of Directors) has been and continues to be the President of Crescent Enterprises Inc., a private corporate consulting company. In addition, Mr. Moon is the Chairman of the Board of Maxim Power Corp. and prior to 2000, was the Vice President Corporate Development and then President, for TransAlta Energy Corporation. Mr. Moon began his career as an engineer in the mining industry for Sherritt Gordon Mines Limited and International Nickel Company. After receiving his MBA, Mr. Moon held various positions at Home Oil Company Limited in the fields of corporate planning, economic analysis, and corporate acquisitions. Mr. Moon then moved into investment management and business development in his position as Vice President of Kanesco Holding Ltd., managing a portfolio of private investments worth approximately $100 million. Mr. Moon holds a Bachelor of Science (Chemical Engineering) from the University of Alberta and a Masters of Business Administration ("MBA") from the University of Western Ontario.

Michael D. Winn is currently President of Terrasearch Inc., a consulting company that provides analysis on mining and energy companies and a director of Quest Capital Corp., a British Columbia company listed on the Toronto Stock Exchange, which provides merchant banking services. Prior to forming Terrasearch Inc. in 1997, Mr. Winn spent four years as an analyst for a southern California based brokerage firm (Global Resource Investments Ltd.) where he was responsible for the evaluation of emerging oil and gas and mining companies. Mr. Winn has worked in the oil and gas industry since 1983 and the mining industry since 1992, and is also a director of several companies that are involved in mineral exploration in Canada, Latin America, Europe and Africa. Mr. Winn has completed graduate course work in accounting and finance and received a B.Sc. in geology from the University of Southern California.

Murray A. Gordon is a Chartered Accountant with 30 years of experience in the mining industry. He was employed by Placer Dome Inc. for 23 years, and from 1994 to 2000, prior to his retirement, he held the position of VP, Finance and CFO of Southwestern Resources Corp., Aurora Platinum Corp. and Canabrava Diamond Corporation.

Dr. K. Sethu Raman is a professional geologist with 35 years of international experience in all phases of exploration and development and has held senior executive positions in several public mining companies. He spent 13 years with Campbell Chibougamau Mines and Royex Gold Group of companies (now Barrick Gold) in various management positions including Vice

President (1980-86) where he played a key role in gold discovery and development in six operating gold mines and major acquisitions including Hemlo Gold Mine and Nickel Plate Gold Mine. Since 1986, Dr. Raman was President and CEO of Holmer Gold Mines Limited which over the years discovered and developed the Timmins West Gold deposit. On December 31, 2004 Lake Shore Gold Corp. acquired all of the issued and outstanding shares of Holmer by way of plan of arrangement. Dr. Raman holds a Ph.D degree (1970) in geology from Carleton University, Ottawa and a UNESCO Post-Graduate Diploma (1965) from University of Vienna, Austria.

Edward J. Svoboda graduated with a BComm from Queen's University, Kingston in 1969. He obtained an MBA from the University of Toronto in 1982, while an auditor with Revenue Canada, Taxation. In 1982 he established a consulting company, which provides financial and tax services to small independent companies. He was Director and CFO of Holmer Gold Mines Limited.

A. Terrance MacGibbon is President and CEO of FNX Mining Company Inc., a nickel-copper-platinum-palladium- gold producer, developer and explorer based in the Sudbury Basin mining camp. He is a professional geologist with over 33 years experience in the mining business and has held directorships and senior executive positions in several public exploration and mining companies. FNX Mining is a shareholder of Lake Shore. However, the Board does not consider that this compromises Mr. MacGibbon's exercise of independent judgment as a director. Mr. MacGibbon has declared his conflict as well as his intention to abstain from voting on any transactions (of which there are none contemplated at this time) between the Company and FNX.

b. The following directors are members of management and thus are not independent: Brian R. Booth and Daniel G. Innes.

   Brian R. Booth (President and CEO) has 22 years of experience exploring for nickel-copper, precious and base metal deposits throughout Canada, Europe and southeast Asia. Mr. Booth began his career as a geologist on the Casa Berardi gold discoveries in Québec and other gold exploration projects in Québec and the Maritimes, including underground testing of a gold deposit in Nova Scotia. In 1988, he opened Inco's exploration office in Val d'Or, Québec and is credited with the discovery of the Douay West gold deposit in 1990. In 1994, as Inco's Manager Exploration, Eastern North America he conducted the preliminary assessment of the Voisey's Bay Ni-Cu-Co discovery and was appointed to Societé D'Exploration Minière Vior Inc. Board of Directors as Inco's representative. In 1996 he relocated to Indonesia to manage Inco's exploration office in Jakarta during which time he was involved, through a joint venture with Highlands Gold, in the discovery of the Beutong copper porphyry in Sumatra. Prior to reassignment to Sudbury in 1999, Mr. Booth was awarded an honorary lifetime membership in the Indonesian Mining Association for service as Assistant Chairman of the Professional Division.

   Daniel G. Innes, past Chair, President and CEO of Lake Shore Gold Corp., has over 35 years experience in the mining industry. Mr. Innes is also a founding principal, director, and VP Exploration of Southwestern Resources Corp. He has worked in a variety of metal environments in many parts of the world, mainly Brazil, Peru, Chile, Argentina, Mexico, USA, Canada, China, and Australia. Mr. Innes resigned as President and CEO in February 2005 and therefore he is not considered independent within the definitions of National Instrument 58-101.

c. A majority of directors is independent.

d. Certain of the directors are presently a director of one or more other reporting issuers, as

follows:

Director	Other Issuer
Alan C. Moon	Avenir Diversified Income Trust Calpine Power Income Fund TransAtlantic Petroleum Corp. Superior Diamonds Inc. Maxy Gold Corp. Enervest Diversified Income Trust Enervest Natural Resource Fund Ltd. Enervest FTS LP 2004 Enervest FTS LP 2005
Daniel G. Innes	Southwestern Resources Corp. FNX Mining Company
Michael D. Winn	Eurasian Minerals Inc. General Minerals Inc. Pan-Global Energy Ltd. Mena Resources Inc. Quest Capital Corp. Sanu Resources Ltd. TransAltlantic Petroleum Corporation Alexco Resources Corp.
Murray A. Gordon	Superior Diamonds Inc.
K. Sethu Raman	Altai Resources Inc.
A. Terrance MacGibbon	FNX Mining Company Southern Star Resources Inc. Major Drilling Group International Inc.

e. The independent directors hold regularly scheduled meetings at which members of management are not in attendance. Since the beginning of 2005 the independent directors met four times when members of management were not in attendance.

f. The chair of the Board, Alan C. Moon, is an independent director, which enhances the Board's ability to function independently of management. It is the Chair's responsibility is to ensure that the relationships between management, shareholders and the Board are efficient and effective. The Chair acts as a resource for the CEO, and at all times retains an independent perspective to represent the best interests of the Company.

g. Attendance – The following chart illustrates the number of meetings of the Board and each committee and the directors' attendance during 2005.

Director	Board	Committee			
	10 meetings	Corporate Governance and Nominating 4 meetings	Audit 4 meetings	Compensation 4 meetings	Environment and Safety 1 meeting
Alan C. Moon, Chair *	2	1	1	2	n/a
Daniel G. Innes	9	n/a	n/a	n/a	n/a
Brian R. Booth	8	n/a	n/a	n/a	1
Michael D. Winn	9	4	4	4	n/a
Murray A. Gordon	9	4	4	4	n/a
K. Sethu Raman	10	n/a	n/a	n/a	1
Edward J.Svoboda	10	n/a	n/a	n/a	n/a
A. Terrance MacGibbon*	2	n/a	n/a	n/a	1

* Appointed to the Board in August 2005.

2. **Board Mandate** – The written mandate of the Board is the following:

The mandate of the Board is to supervise the management of the Company and to act in the best interests of the Company. The Board acts in accordance with the British Columbia *Business Corporations Act;* the Company's Articles of Incorporation; the Company's Code of Business Ethics and Conduct; the Mandate of the Board and the charters of the Board's committees and other applicable laws and policies. The Board approves all significant decisions that affect the Company before they are implemented. As a part of its overall responsibility for the stewardship of the Company, the Board assumes responsibility for the following:

a. *Stewardship*

The Board sets and supervises standards of corporate governance that create a culture of integrity throughout the Company, and guides the operations of the Company and management in compliance with the Company's constating documents and British Columbia corporate law, securities legislation in each jurisdiction in which the Company is a reporting issuer, and other applicable laws.

b. *Strategic Planning*

The Board is actively involved in the Company's strategic planning process. The Board discusses and reviews all materials relating to the strategic plan with management. The Board is responsible for reviewing and approving the strategic plan, which takes into account the opportunities and risks of the business. Following the completion of each year, the Board undertakes a review of this strategic plan to assess the strengths, weaknesses and overall results of the plan. The Board also receives reports of management on a regular basis throughout the year on the current and proposed operations of the Company and reviews the opportunities of the Company and assesses risks to which the Company is exposed so that the plan can be adjusted where required.

c. *Dealing with Risks*

The Board, in its annual assessment of the strategic plan, identifies principal risks and considers how to monitor and manage the risks. The principal risks to the Company have been identified as risks relating to the environment, safety, securities markets, commodity prices and currency fluctuations, legislative and title issues arising from operations and the fact that mineral exploration and development activities are inherently risky. The Board has instructed management to assist the Board in identifying risks and to promptly alert the Board when a risk has materialized. The board may from time to time appoint management, board members or advisors to assist in assessing different risks.

d. *Succession Planning*

The Board, through the Compensation Committee, annually identifies the key individuals of the Company and, in consultation with management, determines how best to replace such individuals should the need arise. The Board's policy is to select individuals who have the required expertise and would therefore require a minimum of training in order to assume their role with the Company. Management is assigned the responsibility of training and advising the new person of the Company's policies and practices. The CEO has primary responsibility for supervising and reviewing the performance of other senior management. The Board is actively involved with the operations of the Company and therefore the performance of senior management is always under scrutiny.

e. Communication Policy

The Communications and Corporate Disclosure Policy governs communication with shareholders and others and reflects the Company's commitment to timely, effective and accurate corporate disclosure in accordance with all applicable laws and with a view to enhancing the Company's relationship with its shareholders.

f. Internal Control And Management Information Systems

The effectiveness and integrity of the Company's internal control and management information systems contribute to the effectiveness of the Board and the Company. To maintain the effectiveness and integrity of the Company's financial controls, the Board, through the audit committee which consists solely of independent directors monitors internal control and management information systems.

g. Approach to Corporate Governance

The Board has appointed a Corporate Governance and Nominating Committee composed entirely of independent directors, and which has overall responsibility for developing the Company's approach to corporate governance including keeping informed of legal requirements and trends regarding corporate governance, monitoring and assessing the functioning of the Board and committees of the Board, and for developing, implementing and monitoring good corporate governance practices in the form of the Company's Guide to Corporate Governance. The Corporate Governance and Nominating Committee is also responsible for identifying individuals qualified to become new board members and recommending to the Board the new director nominees for the next annual meeting of shareholders.

Individual directors may engage an outside adviser at the expense of the Company in appropriate circumstances, subject to the approval of the Chair of the Corporate Governance and Nominating Committee.

h. Feedback

The Company's website facilitates feedback from shareholders by permitting requests for information and sending messages directly to the Company.

i. *Expectations and Responsibilities of Directors*

The Board is responsible for determining the committees of the Board that are required to effectively manage certain aspects of the Board's duties, and for ensuring that the committees have the requisite independence, competency and skill. The Board approves and annually reviews the charters of the committees, and conducts, with the assistance of the Corporate Governance and Nominating Committee, annual reviews of the performance of the committees and their chairs.

Directors are responsible for attending Board meetings as well as meetings of committees of which the director is a member. Directors are responsible for reviewing meeting materials in advance of the meeting.

Directors are responsible for fulfilling the Board's expectations of Directors, as set out in the Position Description - Directors, in respect of: Board Activity; Preparation and Attendance;

Communication; Committee Work; and Business, Community and Industry Knowledge.

3. Position Descriptions

a. The Board has developed written position descriptions for the chair and the chair of each Board committee.
b. The Board and CEO have developed a written position description for the CEO, which delineates the role and responsibilities of the CEO.

4. Orientation and Continuing Education

a. The Board takes the following measures to ensure that all new directors receive a comprehensive orientation regarding (i) the role of the Board, its committees and its directors, and (ii) the nature and operation of the Company's business:

   i. Each new director is provided with a copy of the Board Manual, which contains the Company's policies and provides a comprehensive introduction to the Board and its committees; and
   ii. Each new director brings a different skill set and professional background, and with this information, the Chair is able to determine what orientation to the nature and operation of the Company's business will be necessary and relevant to each new director.

b. The Board takes the following measures to provide continuing education for its directors in order that they maintain the skill and knowledge necessary for them to meet their obligations as directors:

   i. The Board Manual is reviewed at least annually and revised materials are given to each director;
   ii. There is a technical presentation at Board meetings, focusing on either a particular property or a summary of various properties. The question and answer portions of these presentations are a valuable learning resource for the non-technical directors; and
   iii. If appropriate, annual attendance at the Company's properties, to become acquainted with operational aspects.

5. Ethical Business Conduct

a. The Board has adopted a written Code of Business Conduct & Ethics for its directors, officers, employees and consultants (the "Code"), a copy of which is filed on SEDAR:

   i. A copy of the Code was provided to each director, officer, employee and consultant and will be provided to each new director, officer, employee and consultant upon joining the Company. In addition, if the Code is amended or revised, then a new copy is distributed;
   ii. In order to ensure compliance with the Code, the Board has established complaint procedures for financial concerns, and environment and safety concerns; and
   iii. There has never been a material change report filed, and more particularly not within the preceding 12 months, that pertains to any conduct of a director or executive officer that constitutes a departure from the Code.

b. The Board complies with the conflict of interest provisions of the British Columbia *Business Corporations Act*, as well as the relevant securities regulatory instruments, in order to ensure that directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.

c. In addition to the Code, the Board has also implemented a Communications and Corporate Disclosure Policy, a Policy on Stock Trading and Use of Material Information, and a Code of Employee Conduct to encourage and promote a culture of ethical business conduct.

6. Nomination of Directors

In order to identify new candidates for nomination to the Board, the Board considers the advice and input of the Corporate Governance and Nominating Committee regarding:

i. the appropriate size of the Board, the necessary competencies and skills of the Board as a whole; and the competencies and skills of each existing director; and
ii. the identification and recommendation of new individuals qualified to become new Board members. New nominees must have a track record in general business management, special expertise in an area of strategic interest to the company, the ability to devote the time required and a willingness to serve.

b. The Board has a Corporate Governance and Nominating Committee composed entirely of independent directors.
c. The Corporate Governance and Nominating Committee is responsible for identifying individuals qualified to become new Board members and recommending to the Board the new director nominees. The Committee has the power to engage outside advisors and determine its own procedures.

7. Compensation

a. The process by which the Board determines the compensation for executive officers of the Company is described in the Report on Executive Compensation of the Compensation Committee. The Board determines the compensation for the Company's directors by comparison with publicly available information on other reporting issuers that the Company deems to be similarly placed within the market as the Company.
b. The Board has a Compensation Committee composed entirely of independent directors.
c. The Compensation Committee is responsible for reviewing and recommending to the Board the CEO's compensation; for evaluating the performance of the CEO; for making recommendations to the Board with respect to non-CEO officer and director compensation, incentive-compensation plans and equity-based plans; and reviewing executive compensation disclosure in advance of publication. The Committee has the power to engage outside advisors and determine its own procedures.

8. Other Board Committees – In addition to the audit, compensation and corporate governance and nominating committees, the Board has an Environment and Safety Committee. The Environment and Safety Committee has overall responsibility for developing and monitoring standards for ensuring a safe, healthy work environment and sustainable development. Committees of the Board are generally composed of independent directors, with the exception that the Environment and Safety Committee includes at least one member of management.

9. Assessments – The Corporate Governance and Nominating Committee evaluates the effectiveness of the Board, its committees and individual directors. Each committee conducts an annual assessment of its effectiveness and contribution, consisting of a review of its Charter, the performance of the committee as a whole. The committee then submits a Committee Annual Assessment Report to the Corporate Governance and Nominating Committee, including recommendations. In addition, the Board conducts an annual review of its performance, as well as that of the Chair of the Board.

AUDIT COMMITTEE DISCLOSURE

Information required by Multilateral Instrument 52-110, Audit Committees, is presented in the Company's Annual Information Form, item 11, Audit Committee, which is filed on www.sedar.com.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

None of the directors or executive officers of the Company, nor any proposed director of the Company, nor any person who beneficially owns, directly or indirectly, shares of the Company or who exercises control or direction over shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company, nor any associate or affiliate of the foregoing persons has any material interest, direct or indirect, in any transaction since the commencement of the Company's last completed financial year or in any proposed transaction not otherwise disclosed herein which, in either case, has affected or will materially affect the Company, except as disclosed herein.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

APPROVAL OF AMENDMENT OF STOCK OPTION PLAN

Shareholder approval for the Company's stock option plan (the "2004 Plan") was obtained at the Company's 2004 Annual and Special Meeting. The 2004 Plan is a "fixed number" stock option plan, under which 10,071,270 shares have been approved by shareholders of the Company and reserved for issuance upon exercise of options granted under the 2004 Plan. Since its adoption, there have been no amendments to the 2004 Plan.

The Toronto Stock Exchange (the "Exchange") amended its Company Manual in 2005, implementing significant changes to the current requirements governing stock option plans. Among other things, the amendments now permit fixed percentage stock option and "evergreen" plans. A fixed percentage plan allows for a "rolling maximum", whereby the number of shares under an arrangement increases automatically with increases in the total number of shares outstanding. In addition, an "evergreen" plan is a rolling maximum plan whereby the shares subject to an option or right that has been exercised are reloaded into the available pool.

The Board of Directors approved a series of amendments to the 2004 Plan by unanimous resolution dated March 21, 2006. The amended 2004 Plan (the amended 2004 Plan is now renamed the "2006 Plan") is subject to shareholder and the Exchange approval. The 2006 Plan, which is designed to attract and retain highly qualified employees, consultants and directors and officers of the Company and its subsidiaries, has been conditionally approved by the Exchange. The method of establishing the maximum number of shares reserved for grant under option will be equal to 10% of the number of shares outstanding at the time of grant. As of March 21, 2006, the total number of shares that may be issued under the 2006 Plan and all of the Company's prior stock option plans is 9,360,152 (10% of the 93,601,521 issued and outstanding shares), of which 2,292,152 remain reserved for issuance but not yet granted, such number to be automatically replenished to include shares issued upon exercise of options. Details of the 2004 and 2006 Plans are described below.

<u>2004 Plan</u>

The following disclosure is pursuant to the Exchange's requirement that companies disclose on an annual basis the terms of their security based compensation arrangements and any amendments that were adopted in the last fiscal year. The principal features and terms of the stock option plan approved by shareholders and the TSX Venture Exchange in 2004 (the "2004 Plan") are as follows:

a. The 2004 Plan is a fixed number stock option plan, such that up to 15% of the issued shares of the Company may be reserved for issuance pursuant to stock options.

b. Under the 2004 Plan, the Board of Directors is authorized to designate persons to whom options should be granted. Currently, employees, consultants and directors and officers of the Company and its subsidiaries are eligible participants in the 2004 Plan.

c. As of March 21, 2006, the total number of shares that may be issued under the 2004 Plan and all of the Company's prior stock option plans is 10,071,270, of which 620,159 remain reserved for issuance but not yet granted.

d. The 2004 Plan provides that the number of Shares reserved for issuance to any Optionee, within a 12 month period, pursuant to options granted under the 2004 Plan shall not exceed 5% of the issued Shares at the time of granting of the options, unless the Company obtains disinterested Shareholder approval, and that no more than 2% of the issued Shares may be granted to any one Consultant in any 12 month period.

e. The exercise price for an option granted under the 2004 Plan shall not be less than permitted by Exchange Policy. The Company does not have a share purchase plan and nor does it grant stock appreciation rights.

f. Options granted have a vesting period if required by the Board or the Exchange policies. The Board has imposed a schedule, which is not part of the 2004 Plan, on the vesting of options for insiders while all other options granted have a vesting period if the Board deems it necessary.

g. Options may not be granted for a term exceeding 10 years.

h. Options granted under the 2004 Plan may not be assigned by the optionee other than by will or pursuant to the laws of succession, and to a trust, RESP or RRSP or similar legal entity established by the optionee.

i. The options are non-assignable, except in certain circumstances. The options can only be exercised by the optionee as long as the optionee remains an eligible optionee pursuant to the 2004 Plan or within a period of not more than 90 days after ceasing to be an eligible optionee or, if the optionee dies, within one year from the date of the optionee's death.

j. Any amendment to the 2004 Plan or options granted pursuant to the 2004 Plan shall not become effective until such Exchange and shareholder approval as is required by exchange policy and securities laws has been received.

m. On the occurrence of a takeover bid, issuer bid or going private transaction, the board of directors will have the right to accelerate the date on which any option becomes exercisable.

<u>2006 Plan</u>

Under the 2006 Plan, the Board of Directors is authorized to designate persons to whom options should be granted. Currently, employees, consultants and directors and officers of the Company and its subsidiaries are eligible participants in the 2006 Plan ("Eligible Participants").

The exercise price for an option granted under the 2006 Plan is the "market price", which is the volume weighted average trading price for the five trading days prior to the date of grant of options. The Company presently does not have a share purchase plan and nor does it grant stock appreciation rights.

Options granted have a vesting period if required by the Board or the Exchange policies. The Board has imposed a schedule, which is not part of the 2006 Plan, on the vesting of options for insiders

while all other options granted have a vesting period if the Board deems it necessary. Options granted under the 2006 Plan have a maximum term of ten years. No option may be assigned other than by will or pursuant to the laws of succession, and to a trust, RESP or RRSP or similar legal entity established by the optionee.

The 2006 Plan provides that under no circumstances shall the Plan, together with all of the Company's other previously established or proposed stock options, stock option plans, employee stock purchase plans or any other compensation or incentive mechanisms involving the issuance or potential issuance of shares, result, at any time, in: (i) the number of shares reserved for issuance pursuant to stock options granted to insiders exceeding 10% of the issued and outstanding shares; (ii) the issuance to insiders, within a one year period, of a number of shares exceeding 10% of the issued and outstanding shares; or (iii) the issuance to any one insider and such insider's associates, within a one year period, of a number of shares exceeding 5% of the issued and outstanding shares.

In the event of the death of an optionee, options held by such optionee may be exercised until the earlier of the expiry date of such options or one year from the date of death, after which the options terminate. In the event that an optionee ceases to be an Eligible Participant for any reason other than death, then such optionee has the lesser of 90 days or until the Expiry Date within which to exercise any option not exercised prior to the date of ceasing to be an Eligible Participant. Where, however, the employment or service contract with an optionee is terminated (i) without a valid cause, the Board may, in its discretion, amend the terms of any option held by such optionee to permit such person to exercise any or all of such options as if such optionee's employment or engagement had not been terminated and (ii) for cause, the Board may, in its discretion, amend the terms of any options held by such optionee which have not been previously exercised such that the options will only be exercisable during the next five (5) business days following the date of personal delivery of a written notice of termination to the optionee.

Options will be adjusted in the event of any consolidation or subdivision of Shares or the declaration of a dividend. In the event of a take-over bid or a change of control, as defined in the 2006 Plan, the Options become vested and exercisable in accordance with the terms of the 2006 Plan.

The 2006 Plan requires shareholder approval every three years. The 2006 Plan requires shareholder approval for any of the following amendments to the 2006 Plan, as detailed in Section 8 of the 2006 Plan:

8.1
a. any amendment to the fixed percentage of shares issuable under the 2006 Plan, including a change from a fixed maximum percentage to a fixed maximum number;
b. any change to the definition of "Eligible Participant" which would have the potential of broadening or increasing insider participation;
c. the addition of any form of financial assistance;
d. any amendment to a financial assistance provision which is more favourable to Optionees;
e. the addition of a deferred or restricted share unit or any other provision which results in Eligible Participants receiving shares while no cash consideration is received by the Company; and
f. any other amendments that may lead to significant or unreasonable dilution in the Company's outstanding securities or may provide additional benefits to Eligible Participants, especially insiders of the Company, at the expense of the Company and its existing shareholders.

8.2 The 2006 Plan requires disinterested shareholder approval for a reduction in the exercise price, or an extension of the term, of options granted to an Insider.

8.3 The Board may, subject to receipt of requisite regulatory approval, where required, in its sole discretion make all other amendments to the 2006 Plan that are not of the type contemplated in section 8.1 and 8.2 above including, without limitation:

a. amendments of a "housekeeping" nature;
b. a change to the vesting provisions of an option granted under the 2006 Plan not otherwise permitted by the 2006 Plan, such as reducing the vesting schedule of options granted to a consultant if the consultant becomes an employee;
c. a change to the termination provisions of an option granted under the 2006 Plan which does not entail an extension beyond the original expiry date, such as extending the time period within which and Optionee's legal representatives may exercise the options of a deceased Optionee from one year to eighteen months; and
d. the addition of a cashless exercise feature, payable in cash or securities.

8.4 Notwithstanding the provisions of sections 8.1 to 8.3 the Company shall additionally obtain requisite shareholder approval in respect of amendments to the 2006 Plan that are contemplated pursuant to sections 8.1 to 8.3, to the extent such approval is required by any applicable laws or regulations.

8.5 Notwithstanding all of the foregoing, no amendment to the 2006 Plan may alter or impair any of the terms of any options previously granted to an Optionee under the 2006 Plan without the consent of the Optionee.

Shareholders will be asked at the Meeting to consider and, if deemed advisable, approve with or without variation the following ordinary resolution authorizing the 2006 Plan:

> ***"RESOLVED that the Company approve amendments to the 2004 Plan to become an evergreen plan (the "2006 Plan"), subject to the approval of the Toronto Stock Exchange (the "Exchange"), allowing the Company to reserve for issuance upon exercise of options granted under such plan up to 10% of the number of outstanding shares of the Company at the date of the grant of options, in substantially the form that has been made available to the Company's shareholders, and that all grants of stock options by the Company occurring after the receipt of such Exchange approval will be pursuant to the evergreen stock option plan."***

By adopting the 2006 Plan, the Company will be bringing its stock option plan into alignment with the new policies of the Exchange set out in the Exchange Company Manual.

For full particulars, please refer to the text of the 2006 Plan, a copy of the 2006 Plan is available from Suite 1650 – 701 West Georgia Street, Vancouver, BC V7Y 1C6, and will be available at the Meeting.

If the 2006 Plan is approved by shareholders all grants of stock options by the Company occurring after the receipt of the Exchange approval will be pursuant to the 2006 Plan.

SHAREHOLDER RIGHTS PLAN

On March 21, 2006, the board of directors of the Company (the "Board") approved the adoption of a shareholder rights plan (the "Rights Plan"). The Rights Plan is currently effective, but is subject to approval by the shareholders of the Company ("Shareholders") at the Meeting as well as the Toronto Stock Exchange. Shareholders will be asked to consider and, if deemed advisable, to approve the Rights Plan and the issuance of all Rights (defined below) to be issued pursuant to the Rights Plan. The Rights Plan has a term of three years and will expire on March 20, 2009, unless otherwise terminated in accordance with its terms. Approval of the Rights Plan by Shareholders is required by

the rules of the Toronto Stock Exchange. The Rights Plan is similar to plans adopted recently by several other Canadian companies and approved by their shareholders.

A copy of the Rights Plan dated March 21, 2006 between the Company and Computershare Investor Services Inc. may be obtained by contacting the Secretary of the Company.

Objectives of the Rights Plan

The fundamental objectives of the Rights Plan are to provide adequate time for the Company's Board and Shareholders to asses an unsolicited take-over bid for the Company, to provide the Board with sufficient time to explore and develop alternatives for maximizing shareholder value if a take-over bid if made, to provide Shareholders with an equal opportunity to participate in a take-over bid and to protect the interests of the Shareholders of the Company.

The Rights Plan encourages a potential offeror who makes a take-over bid to proceed either by way of a "Permitted Bid" (described below), which generally requires a take-over bid to satisfy certain minimum standards designed to promote fairness, or with the concurrence of the Board. If a take-over bid fails to meet these minimum standards and the Rights Plan is not waived by the Board, the Rights Plan provides that holders of common shares of the Company ("Common Shares", other than the offeror, will be able to purchase additional Common Shares at a significant discount to market, thus exposing the person acquiring Common Shares to substantial dilution of its holdings.

Currently, the Board is not aware of any pending or threatened take-over bid for the Company.

The purpose of the Rights Plan is to address the following concerns that are widely held to be inherent in the provisions of current legislation governing take-over bids in Canada:

a. *Time*

The Board is of the view that 35 days constitutes an insufficient amount of time to permit the Board and the Shareholders to asses an offer and for the Board to negotiate with the offeror, solicit competing offers and otherwise try to maximize shareholder value. The Rights Plan provides that a Permitted Bid must be open for at least 60 days and must remain open for a further period of 10 business days after the offeror publicly announces that more than 50% of the outstanding Voting Shares (as defined in the Rights Plan) held by Independent Shareholders (as defined below) have been deposited or tendered and not withdrawn.

b. *Pressure to Tender*

A Shareholder may feel compelled to tender to a take-over bid which the Shareholder considers to be inadequate because, in failing to tender, the Shareholder may be left with illiquid or minority discounted shares. This is particularly so in the case of a partial bid where the offeror wishes to obtain a control position but does not wish to acquire all of the Common Shares. The Rights Plan contains a Shareholder approval mechanism in the Permitted Bid definition, which prevents Voting Shares from being taken up and paid for under the bid unless more than 50% of the outstanding Voting Shares held by Independent Shareholders have been deposited or tendered and not withdrawn. By requiring a Permitted Bid to remain open for acceptance for a further period of 10 business days following public announcement that more than 50% of the outstanding Voting Shares have been deposited, a Shareholder's decision to accept a bid is separated from the decision to tender, reducing concern about undue pressure to tender to the bid.

c. *Unequal Treatment of Shareholders*

Under current securities legislation, an offeror may obtain control or effective control of the Company

without paying full value, without obtaining Shareholder approval and without treating all of the Shareholders equally. For example, an offeror could acquire blocks of Common Shares by private agreement from one or a small group of Shareholders at a premium to market price which premium is not shared with the other Shareholders. In addition, a person could slowly accumulate Common Shares through stock exchange acquisitions, which may result, over time, in an acquisition of control or effective control without paying a control premium or fair sharing of any control premium among all Shareholders. Under the Rights Plan, if a take-over bid is to qualify as a Permitted Bid, all offers to acquire 20% or more of the Company's outstanding Voting Shares must be made to all Shareholders.

Confirmation by Shareholders

If the resolution to Shareholders to approve the Rights Plan (the "Rights Plan Resolution") is ratified and confirmed at the Meeting, the Rights Plan will continue in effect until the earlier of the Termination Time, as defined in the Rights Plan, and the date upon which the annual meeting of the holders of Voting Shares terminates in 2009. If the Rights Plan Resolution is not ratified and confirmed at the Meeting, the Rights and the Rights Plan will terminate on the date of the Meeting.

The Board reserves the right to alter any terms of the Rights Plan, or to terminate the Plan altogether, at any time prior to the Meeting in the event that the Board determines that to do so is in the best interest of the Company and its Shareholders.

a. Effective Date

The effective date of the Rights Plan is March 21, 2006 (the "Effective Date")

b. Term

Subject to the approval by Independent Shareholders at the Meeting, as set forth herein, the Rights Plan and the Rights issued thereunder will expire on March 20, 2009, unless otherwise terminated in accordance with their terms.

c. Issue of Rights

One right (a "Right") was issued and attached to each Common Share of the Company outstanding on the Effective Date and has and will attach to each Common Share subsequently issued.

d. Rights Exercise Privilege

The Rights will separate from the Common Shares and will be exercisable 10 business days (the "Separation Time") after a person has acquired, or commences a take-over bid to acquire, 20% or more of the Common Shares of the Company, other than by an acquisition pursuant to a take-over bid permitted by the Shareholders Rights Plan (a "Permitted Bid"). The exercise price is $20 per Common Share, subject to anti-dilution adjustments. The acquisition by any person (an "Acquiring Person") of 20% or more of the Common Shares of the Company, other than by way of a Permitted Bid, is referred to as a "Flip-in Event". Any Rights held by an Acquiring Person will become void upon the occurrence of a Flip-in Event. Ten business days after the occurrence of the Flip-in Event, each Right (other than those held by the Acquiring Person), will permit the purchase of $20 worth of Common Shares for $20 per Common Share, subject to anti-dilution adjustments.

e. Certification and Transferability

Prior to the Separation Time, the Rights are evidenced by a legend imprinted on certificates for the Common Shares issued from and after the Effective Date and are not to be transferable separately from the Common Shares. From and after the Separation Time, the Rights will be evidenced by

separate certificates that will be transferable and traded separately from the Common Shares.

f. Permitted Bid Requirements

The requirements for a Permitted Bid include the following:

i. The take-over bid must be made by way of a take-over bid circular;
ii. The take-over bid must be made to all shareholders, other than the offeror;
iii. The take-over bid must be outstanding for a minimum period of 60 days and common shares tendered pursuant to the take-over bid may not be taken up prior to the expiry of the 60 day period and only is at such time more than 50% of the Common Shares held by Shareholders, other than the offeror, its affiliates and persons acting jointly or in concert and certain other person (the "Independent Shareholders"), have been tendered to the take-over bid and not withdrawn;
iv. If more than 50% of the Common Shares held by Independent Shareholders are tendered to the take-over bid within the 60 day period, the offeror must make a public announcement of that fact and the take-over bid must remain open for deposits of Common Shares for an additional 10 days from the date of such public announcement;
v. The take-over bid must permit Common Shares to be deposited pursuant to the take-over bid, unless such take-over bid is withdrawn, at any time prior to the date Common Shares are first taken up and paid for; and
vi. The take-over bid must provide that any Common Shares deposited pursuant to the take-over bid may be withdrawn until taken up and paid for.

The Rights Plan also allows for a competing Permitted Bid (a "Competing Permitted Bid") to be made while a Permitted Bid is in existence. A Competing Permitted Bid must satisfy all the requirements of a Permitted Bid except that it may expire on the same date as the Permitted Bid, subject to the requirements that it be outstanding for a minimum period of 35 days.

g. *Waiver*

The Board may waive the application of the Rights Plan to any Flip-in Event (an "Exempt Acquisition") if it determines that a person became an acquiring person by inadvertence, conditional upon such person having, within 10 days after the determination by the Board, reduced its beneficial ownership of shares such that it is no longer an acquiring person. The Board may also, until a Flip-in Event has occurred, waive the application of the Rights Plan to any particular Flip-in Event, but in that event, the Board shall be deemed to have waived the application of the Rights Plan to any other Flip-in Event which may arise under any take-over bid then in effect.

h. *Redemption*

Prior to the occurrence of a Flip-in Event which has not been waived, the Board, with the approval of a majority of the voted cast by Independent Shareholders (or the holders of Rights of the Separation Time has occurred) voting in person or by proxy at a meeting duly called for that purpose, may redeem the Rights at $0.00001 per Right.

i. Amendment

The Board may amend the Rights Plan with the approval of a majority of the votes cast by Independent Shareholders (or the holders of Rights if the Separation Time has occurred) voting in person or by proxy at a meeting duly called for that purpose. The Board may, without such approval, correct clerical or typographical errors and, subject to approval by a majority of the votes cast by Independent Shareholders voting in person or by proxy at the next meeting of the Shareholders (or holders of Rights, as the case may be), may make amendments to the Rights Plan to maintain its

validity due to changes in applicable laws, rules or regulatory requirements.

j. Board Of Directors

The Rights Plan will not detract or lessen the duty of the Board to act honestly and in good faith with a view to the best interest of the Company. The Board, when a Permitted Bid is made, will continue to have the duty and power to take such actions and make such recommendations to Shareholders as are considered appropriate.

k. Exemptions for Investment Managers, etc.

Investment fund managers, trust companies (acting in their capacities as trustees and administrators), statutory bodies whose business includes the management of funds and administrators of registered pension plans acquiring greater than 20% of the common shares are exempted from triggering a Flip-in Event, provided that they are not making, or are not part of a group making a take-over bid.

Shareholders will be asked at the Meeting to consider and, if deemed advisable, approve with or without variation the following ordinary resolution authorizing the Rights Plan:

"RESOLVED THAT:

1. ***the Shareholder Rights Plan (the "Rights Plan") of the Company be continued, and the shareholder rights plan agreement dated as of March 21, 2006 between the Company and Computershare Investor Services Inc., as rights agent be and is hereby ratified and confirmed; and***

2. ***any director or officer of the Company is authorized to take such actions as such director or officer may determine to be necessary or advisable to implement this resolution, such determination to be conclusively evidenced by the taking of any such actions."***

Other Matters

Management is not aware of any matters to come before the Meeting other than those referred to in the Notice of Meeting. Should any other matters properly come before the Meeting, the shares represented by the Proxy solicited hereby will be voted on such matters in accordance with the best judgment of the persons voting the Proxy.

ADDITIONAL INFORMATION

Additional information relating to the Company is on SEDAR at www.sedar.com. Shareholders may contact the Company to request copies of the financial statements and Management Discussion and Analysis. Financial information is provided in the Company's comparative financial statements and Management Discussion and Analysis for its most recently completed financial year.

DIRECTORS' APPROVAL

The undersigned hereby certifies that the contents and the sending of this Circular to the shareholders of the Company have been approved by the Board of Directors of the Company.

DATED at Vancouver, BC
March 21, 2006

Thomas W. Beattie
Vice President, Corporate Development

LAKE SHORE
GOLD CORP.

1650, 701 W Georgia St
PO Box 10102
Vancouver, BC
Canada V7Y 1C6
t 604 669-3533
f 604 688-5175

1988 Kingsway, Unit G
Sudbury, ON
Canada P3B 4J8
t 705 525-0992
f 705 525-7701

info@lsgold.com
www.lsgold.com

NEWS RELEASE

LAKE SHORE GOLD CORP.
PROPOSED SHAREHOLDER RIGHTS PLAN

April 6, 2006

Vancouver, BC – **Lake Shore Gold Corp. (LSG-TSX)** provided the following information today in response to inquiries received by the Company regarding the Shareholder Rights Plan (the "Rights Plan") for which shareholder approval will be sought at the upcoming annual and special meeting of shareholders to be held on May 8, 2006.

As noted in the news release dated March 24, 2006 announcing the adoption by Lake Shore's board of directors of the Rights Plan, each Right held by a person other than an Acquiring Person would, upon the occurrence of certain events such as a take-over bid that is not a Permitted Bid, entitles the holder, by paying the exercise price, to purchase that number of Lake Shore common shares which have a current aggregate market value equal to twice the exercise price. The Exercise Price, as stipulated in the Rights Plan, is $20. In plain language, therefore, in the event of a non-permitted bid, each Right entitles the holder (with the exception of an Acquiring Person) to purchase $40 worth of common shares for $20.

The recently mailed Management Information Circular contains a misstatement on page 21 under the subheading "*Rights Exercise Privilege*". The statement should read "Ten business days after the occurrence of the Flip-in Event, each Right (other than those held by the Acquiring Person), will permit the purchase of $40 worth of Common Shares for $20, subject to anti-dilution adjustments."

Lake Shore is a mineral exploration company with a strong treasury exploring for gold and base metals in the Archean Superior Province of Ontario and Québec. See the Company's website at www.lsgold.com for further information on the Company's properties.

Forward Looking Statement
Statements in this release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed under the heading "Risk Factors" and elsewhere in the Company's periodic filings with Canadian securities regulators. Such information contained herein represents management's best judgment as of the date hereof based on information currently available. The Company does not assume the obligation to update any forward-looking statement.

-30-

For more information, please contact:

Thomas W. Beattie, VP Corp. Development
Lake Shore Gold Corp.
PO Box 10102, Suite 1650
701 West Georgia Street
Vancouver, BC V7Y 1C6, Canada
Tel. (604) 669-3533 / Fax (604) 688-5175
E-mail: info@lsgold.com
www.lsgold.com

Brian R. Booth, President
Lake Shore Gold Corp.
1988 Kingsway, Unit G
Sudbury, ON P3B 4J8, Canada
Tel. (705) 525-0992 / Fax (705) 525-7701
E-mail: info@lsgold.com
www.lsgold.com

LAKE SHORE
GOLD CORP.

1650, 701 W Georgia St
PO Box 10102
Vancouver, BC
Canada V7Y 1C6
t 604 669-3533
f 604 688-5175

1988 Kingsway, Unit G
Sudbury, ON
Canada P3B 4J8
t 705 525-0992
f 705 525-7701

info@lsgold.com
www.lsgold.com

RECEIVED
2006 MAY 17 A 10: 15

NEWS *RELEASE*

LAKE SHORE GOLD INTERSECTS 6.0 METRES GRADING 32.52 GRAMS PER TONNE GOLD AS SECTIONAL RESOURCE DRILLING CONTINUES AT TIMMINS WEST GOLD PROJECT, ONTARIO

April 17, 2006

Vancouver, BC - **Lake Shore Gold Corp. (LSG-TSX)** announced today its latest sectional drilling results on the Company's Timmins West Gold Property, located in the Timmins Gold Camp, Ontario. Infill drilling results are reported for portions of sections 4350E, 4400E, 4450E, 4500E, 4550E, 4600E, and 4700E. Gold intersections over significant widths are reported for both the ultramafic and footwall ore hosts, and have extended the Main Zone mineralization an additional 45 metres vertically above hole TG04-58 on section 4600E. Hole TG06-104 is currently in progress and is planned to intercept and extend the Main Zone 100 metres down plunge from section 4600E. **Core intersection highlights within the Ultramafic Zone include 32.52 grams gold per tonne (uncut) over 6.0 metres, with another intercept averaging 31.43 grams gold per tonne (uncut) over 3.70 metres, and another hole returning 9.74 grams gold per tonne over 5.50 metres (cut and uncut). A Footwall Zone intercept returned a grade of 18.31 grams gold per tonne (uncut) over 4.20 metres, while a hole targeting the Main Zone intercepted 4.89 grams gold per tonne over 15.90 metres (uncut), including 26.56 grams gold per tonne (uncut) over 1.40 metres. All zones remain open down plunge.**

Four drills are currently in operation on the Property, two are focused on sectional drilling, one on infilling the Main Zone and Ultramafic Zone, with a fourth testing targets east and north of the main surface showing. Previous resource expansion drilling has focused on the Footwall and Ultramafic Zones. The Main Zone and the Vein Zones remain open down plunge to the west.

Highlights from the sectional drilling are as follows:

Hole No.	Section	Intersection*		Length (metres)	Assay**		Zone
		From (metres)	To (metres)		Gold (cut) (grams per tonne)	Gold (uncut) (grams per tonne)	
TG05-64j	**4450E**	**1195.80**	**1200.90**	**5.10**	**2.06**	**2.06**	**UM Zone**
	including	1195.80	1196.30	0.50	6.80	6.80	UM Zone
TG05-64k	**4450E**	**1176.00**	**1182.45**	**6.45**	**2.81**	**2.81**	**UM Zone**
	including	1181.50	1182.45	0.95	9.72	9.72	UM Zone
		1221.00	**1226.50**	**5.50**	**9.74**	**9.74**	**UM Zone**
	including	1221.00	1224.00	3.00	15.81	15.81	UM Zone
TG05-75b	**4450E**	**1216.80**	**1218.40**	**1.60**	**4.42**	**4.42**	**FW Zone**
	including	1217.30	1217.90	0.60	8.85	8.85	FW Zone
		1291.10	**1291.80**	**0.70**	**8.54**	**8.54**	**FW Zone**
		1299.10	**1304.10**	**5.00**	**5.14**	**5.14**	**UM Zone**

* Interval reported is core length.
** All Footwall Zone assays cut to 30 grams gold per tonne and Ultramafic Zone assays cut to 50 grams gold per tonne.

...more

Hole No.	Section	Intersection*		Length (metres)	Assay**		Zone
		From (metres)	To (metres)		Gold (cut) (grams per tonne)	Gold (uncut) (grams per tonne)	
	including	1299.10	1301.50	2.40	6.46	6.46	UM Zone
TG05-75c	**4450E**	**1237.40**	**1237.90**	**0.50**	**25.20**	**25.20**	**FW Zone**
		1251.50	**1254.30**	**2.80**	**3.36**	**3.36**	**FW Zone**
	including	1252.20	1252.60	0.40	9.49	9.49	FW Zone
		1285.00	**1288.70**	**3.70**	**9.95**	**31.43**	**UM Zone**
	including	1287.00	1287.50	0.50	50.00	209.00	UM Zone
		1291.60	**1293.80**	**2.20**	**2.79**	**2.79**	**UM Zone**
		1304.30	**1310.30**	**6.00**	**8.92**	**32.52**	**UM Zone**
	including	1307.00	1307.80	0.80	50.00	227.00	UM Zone
TG06-75d	**4450E**	**1255.40**	**1262.70**	**7.30**	**3.59**	**3.59**	**FW Zone**
	including	1257.40	1259.40	2.00	8.61	8.61	FW Zone
		1291.60	**1292.60**	**1.00**	**13.83**	**13.83**	**FW Zone**
		1296.90	**1301.10**	**4.20**	**10.01**	**18.31**	**FW Zone**
	including	1299.60	1300.60	1.00	30.00	53.85	FW Zone
		1328.20	**1331.20**	**3.00**	**5.73**	**5.73**	**UM Zone**
	including	1329.80	1330.40	0.60	20.70	20.70	UM Zone
TG06-101	**4500E**	**In Progress**					
TG05-77f	**4550E**	**978.70**	**985.20**	**6.50**	**3.53**	**3.53**	**UM Zone**
	including	983.60	985.20	1.60	9.60	9.60	UM Zone
TG05-88b	**4550E**	**780.50**	**781.00**	**0.50**	**6.18**	**6.18**	**FW Zone**
		828.10	**839.80**	**11.70**	**3.52**	**3.52**	**FW Zone**
	including	834.90	839.80	4.90	5.28	5.28	FW Zone
	including	836.00	837.90	1.90	6.88	6.88	FW Zone
		889.45	**893.00**	**3.55**	**5.33**	**5.33**	**UM Zone**
	including	890.75	893.00	2.25	8.18	8.18	UM Zone
TG05-88c	**4550E**	**Hole completed – no significant results (overshot the fold nose)**					
TG06-58b	**4600E**	**588.80**	**604.70**	**15.90**	**4.06**	**4.89**	**Main Zone**
	including	589.80	593.80	4.00	7.77	7.77	Main Zone
	including	589.80	593.80	4.00	7.77	7.77	Main Zone
	including	603.30	604.70	1.40	17.08	26.56	Main Zone

* Interval reported is core length.
** All Footwall Zone assays cut to 30 grams gold per tonne and Ultramafic Zone assays cut to 50 grams gold per tonne.

...more

Hole No.	Section	Intersection*		Length (metres)	Assay**		Zone
		From (metres)	To (metres)		Gold (cut) (grams per tonne)	Gold (uncut) (grams per tonne)	
TG06-95	**4700E**	**645.10**	**648.80**	**3.70**	**2.69**	**2.69**	**UM Zone**
	including	645.10	645.50	0.40	6.72	6.72	UM Zone
TG06-95a	**4700E**	**501.60**	**505.10**	**3.50**	**4.31**	**4.31**	**Main Zone**
	including	503.00	505.10	2.10	6.63	6.63	Main Zone
TG06-65g	**4350E**	**Hole completed – no significant results (undershot Main Zone?)**					
TG06-65h	**4350E**	**Hole completed – no significant results (undershot Main Zone?)**					
TG06-96	**4350E**	**In Progress**					
TG06-96a	**4350E**	**In Progress**					
TG06-75e	**4400E**	**In Progress**					
TG06-75f	**4400E**	**In Progress**					

* Interval reported is core length.
** All Footwall Zone assays cut to 30 grams gold per tonne and Ultramafic Zone assays cut to 50 grams gold per tonne.

In addition to the above, eight exploration holes were drilled on the Timmins West Gold Project, of which four returned no significant assays, one was abandoned and three are in progress.

Quality Control
Lake Shore Gold has implemented a quality-control program to ensure best practice in the sampling and analysis of the drill core. NQ size drill core is saw cut and half the drill core is sampled in standard intervals. Pulp metallic analysis was done on all initial fire assays (30 grams sample) which were greater than 5 grams gold per tonne. The remaining half of the core is stored in a secure location. The drill core is transported in security-sealed bags for preparation at ALS Chemex Prep Lab located in Sudbury, Ontario, and the pulps shipped to ALS Chemex Assay Laboratory in Vancouver, B.C. ALS Chemex is an ISO 9001-2000 registered laboratory preparing for ISO 17025 certification.

Exploration drilling is also currently in progress at DeSantis, Schumacher, Vogel, and Blakelock gold properties. Dr. Michael Byron, P.Geo., is the Qualified Person who has prepared or supervised the preparation of the scientific or technical information about the properties, which property is material to the Company.

Lake Shore Gold is exploring for gold and base metals in the Archean Superior Province of Ontario and Québec. The Company has a strong treasury and no long-term debt.

Forward Looking Statement
Statements in this release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed under the heading "Risk Factors" and elsewhere in the Company's periodic filings with Canadian securities regulators. Such information contained herein represents management's best judgment as of the date hereof based on information currently available. The Company does not assume the obligation to update any forward-looking statement.

- 30 -

For more information, please contact:

Brian R. Booth, President
Dr. Michael J. Byron, VP, Exploration
Lake Shore Gold Corp.
1988 Kingsway, Unit G
Sudbury, ON P3B 4J8, Canada
Tel. (705) 525-0992 / Fax (705) 525-7701
E-mail: info@lsgold.com
www.lsgold.com